Hudbay Minerals Inc.

Report of Voting Results

(Section 11.3 of National Instrument 51-102)

The following describes the matters voted upon and the outcome of the votes at the Annual and Special Meeting of Shareholders (the "Meeting") of Hudbay Minerals Inc. (the "Corporation") held on May 19, 2026.  All matters voted upon at the Meeting were voted upon by proxy and electronic ballot.

Each of the matters voted upon at the Meeting is described in greater detail in the Corporation's Notice of Annual and Special Meeting of Shareholders and Management Information Circular dated April 6, 2026 (the "Circular") that was made available to shareholders prior to the Meeting.

Item 1:  Election of Directors

At the Meeting, each of the nine nominees listed in the Circular was elected as a director of the Corporation for the ensuing year or until his or her successor is elected or appointed.  The voting results are set forth in the table below:

Director	Number of Votes FOR	Number of Votes AGAINST	Percentage of Votes FOR

John E.F. Armstrong	257,475,288	422,630	99.84%
Jeane L. Hull	256,363,233	1,534,683	99.41%
Carin S. Knickel	255,481,923	2,415,993	99.06%
Peter Kukielski	250,031,317	7,866,601	96.95%
George E. Lafond	242,482,558	15,415,359	94.02%
Colin Osborne	255,407,682	2,490,236	99.03%
Paula C. Rogers	254,921,750	2,976,166	98.85%
David S. Smith	256,784,775	1,113,143	99.57%
Laura Tyler	257,443,412	454,504	99.82%

Item 2:  Appointment of Auditor

At the Meeting, Deloitte LLP was re-appointed as auditor of the Corporation. Additionally, the board of directors of the Corporation was authorized, upon the recommendation of the Audit Committee, to fix the auditor's remuneration. The voting results are set forth in the table below:

Number of Votes FOR	Number of Votes WITHHELD	Percentage of Votes FOR

226,186,597	49,838,308	81.94%

Item 3:  Say on Pay Advisory Vote

At the Meeting, the non-binding advisory resolution to accept the Corporation's approach to executive compensation disclosed in the Circular was approved.  The voting results are set forth in the table below:

Number of Votes FOR	Number of Votes AGAINST	Percentage of Votes FOR

247,585,762	10,312,154	96.00%

Date: May 19, 2026

HUDBAY MINERALS INC.

(signed) "Mark Haber"
Name:	Mark Haber
Title:	Vice President, Legal and Corporate Secretary